William P. O”Neill (202) 637-2275 william.o’neill@lw.com	555 Eleventh Street, N.W., Suite 1000 Washington, D.C. 20004-1304 Tel: +1.202.637.2200 Fax: +1.202.637.2201 www.lw.com

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July 24, 2014

VIA EDGAR AND HAND DELIVERY

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Re:                             K12 Inc.

Form 10-K for the Year Ended June 30, 2013

Filed August 29, 2013

Form 10-Q for the Quarter Ended March 31, 2014

Filed April 29, 2014

Response dated June 18, 2014

File No. 001-33883

Dear Mr. Spirgel:

On behalf of our client, K12 Inc. (the “Company,” “we,” “us” or “our”), this letter sets forth the Company’s responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 17, 2014, with respect to the above-referenced annual report on Form 10-K (the “Form 10-K”) and quarterly report on Form 10-Q (the “Form 10-Q”).  The Staff’s comments are set forth below followed by the Company’s response to each comment.  Previously, the Company received comments from the Staff by letters dated March 4, 2014, April 10, 2014 and May 22, 2014, and the Company responded by letters dated March 28, 2014, April 30, 2014, and June 18, 2014. In connection with the Company’s response to each comment the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

•                                          the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                                          the Company may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Comment
Form 10-K, Item 7. Critical Accounting Policies and Estimates, page 63

Revenue Recognition, page 64

1.                                      We note your response to comment 1. Please expand your revenue recognition policy to disclose why you only recognize revenue received by the school, from its state funding school district, only up to the expenses incurred. As currently described, it is not clear why you only recognize revenue received by the school, from its state funding school district, only up to the expenses incurred. That statement could be interpreted as referring to the company’s instructional expenses incurred, rather than an individual school’s expenses.

Response

We will clarify our disclosure as requested to include the following sentence in our upcoming Form 10-K filing for fiscal year ended June 30, 2014 in Critical Accounting Policies and Estimates — Revenue Recognition:  “Since the end of the school year coincides with the end of our fiscal year, annual revenues are generally based on actual school revenues and actual costs incurred (including costs for our services to the schools plus other costs the schools may incur) in the calculation of school operating losses.”

Comment
Form 10-Q, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Enrollment Data, page 22

2.                                      We note your response to comment 2. As disclosed in your Forms 10-Q for the 2014 fiscal year, the Average Student Enrollments for Managed Public Schools were 128,550, 125,053 and 124,964 for the three-month periods ended September 30, 2013, December, 31, 2013 and March 31, 2014, respectively. The in-school year enrollment decline for consecutive quarters during 2014 appears to mirror a similar trend during the 2013 school year. In this regard, tell us in detail the reasons for the consecutive quarterly decline in average student enrollments during the 2014 and 2013 school years. Specifically, tell us whether the consecutive quarterly declines were related to an increase in, or sustained high withdrawal rates which were not offset by an increase in new students.

Response

We generally incur a quarterly in-year decline in total average enrollment starting at the beginning of the school year through the school-year end because we experience more withdrawals than new enrollments as the year progresses.  Students are less likely to start school and enroll in one of our managed schools in the third or fourth fiscal year quarters (January 1- June 30) than at the beginning or mid- point of the school year, our first and second fiscal year quarters (July 1-December 31).  Withdrawals, on the other hand are somewhat more consistent throughout the year as students always retain the choice of transferring to their traditional neighborhood school or to other alternative school choices.  As previously disclosed we have not experienced an overall increase in in-year withdrawal rates over the past several fiscal years.

*              *              *              *              *

Please feel free to contact me at (202) 637-2275 or Howard D. Polsky, General Counsel and Secretary of K12 Inc., at (703) 483-7158 if you have any questions regarding our responses above.

Very truly yours,

/s/ William P. O’Neill

William P. O’Neill
of Latham & Watkins LLP

cc:                                Robert S. Littlepage, Accounting Branch Chief

Kathryn Jacobson, Senior Staff Accountant

Kathleen Krebs, Special Counsel

Emily Drazan, Staff Attorney

Howard D. Polsky